COMMENTS RECEIVED ON 02/13/2018

FROM EDWARD BARTZ

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Series Value Discovery Fund

Fidelity Advisor Series Equity Value Fund

POST-EFFECTIVE AMENDMENT NO. 169

All funds

“Fund Summary” (prospectus)

“Fee Table”

(Example from Fidelity Series Value Discovery Fund)

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that the total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.014%. This arrangement will remain in effect through March 31, 2021. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff requests we explain whether the fee waiver is subject to recoupment and, if so, requests we disclose it in the footnote, including the terms of recoupment.

R:

The waiver described in the footnote is not subject to recoupment and we have updated the footnote as follows:

Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that the total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.014%. This arrangement will remain in effect through March 31, 2021, and neither the Adviser nor any of its affiliates retains the ability to be repaid with respect to this arrangement. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.

All funds

“Fund Summary” (prospectus)

“Fee Table”

(Example from Fidelity Series Value Discovery Fund)

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that the total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.014%. This arrangement will remain in effect through March 31, 2021. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff requests the fee waivers be filed as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy for each fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosure are appropriate.

Fidelity Series Value Discovery Fund

“Fund Summary” (prospectus)

“Investment Adviser”

C:

Disclosure in this section states that “other investment advisers serve as sub-advisers” for the fund. Please disclose the names of these sub-advisers in this section, or confirm to us that no single sub-adviser is expected to be responsible for the management of 30% or more of the fund’s net assets. See Instruction 2 to Item 5(a) of Form N-1A.

R:

We confirm that “other investment advisers” are not expected to manage 30% or more of the fund’s assets.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, the funds believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity Advisor Series Equity Value Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.